September 26, 2005

Zip+4 Code:  20549-0305

Via Fax & U.S. Mail
American Southwest Holdings, Inc.
Alan Doyle, President and Director
4225 N. Brown Ave.
Scottsdale, Arizona 85251

		Re:	American Southwest Holdings, Inc.
			Form 10-KSB for the Year Ended December 31, 2004
       			File 000-27947

Dear Mr. Doyle:

      We have reviewed your response letter dated September 1,
2005
and have the following comments. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comments are not applicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Item 7- Financial Statements

Note 1- Significant Accounting Policies and Use of Estimates

Goodwill- Mining Rights, page F-13

1. We note your response to our prior comment #2. However, please note that footnote 4 within paragraph 9 of SFAS 141 refers to EITF 98-
3, which provides guidance in determining whether a nonmonetary transaction represents the purchase of an asset or the acquisition of a business. Accordingly, we reissue our prior comment.

2. If you determine that your acquisition of Metal Sands Limited ("MSL") represents the purchase of an asset (i.e. mineral rights), please revise all related disclosures accordingly. Also, the parenthetical reference in Note 7 related to the issuance of approximately 33,000,000 shares in connection with the acquisition of
MSL should refer to Note 8, not Note 7.

Note 8- Acquisition of Metal Sands Limited, page F-21

3. We note your response to our prior comments #3 and #4.
However, in
light of the absence of an active trading market for your common stock, as well as the absence of a valuation of the mining rights at the date of acquisition, we believe you do not have a sufficient basis for valuing the shares issued at $.04 per share. Therefore, based on the guidance in SAB 48, we believe you should record the mineral rights acquired at the transferor`s historical cost. By reference to the financial statements of MSL, which were included in your December
15, 2004 Form 8-K, it appears that the historical cost of the mining rights is nominal. However, we would not object if you recorded the approximately 33,000,000 shares issued at their par value of $.001 per share (i.e. approximately $33,000.)

4. Costs related to your purchase of mining rights, such as the issuance of warrants valued at $300,000 for facilitation of the MSL transaction, should be expensed. Please revise your financial statements and related disclosure accordingly.

General

5. We note that you have not filed your Form 10-QSB for the quarterly period ended June 30, 2005 or a corresponding NT 10-QSB in relation to your delayed filing. Please tell us, in your response, the reason for the delay and file the required reports as soon as possible.

      As appropriate, please revise your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be also be submitted in electronic form, under the label
"corresp" with a copy to the staff.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;


* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Juan Migone at (202) 551-3312 or undersigned at
(202) 551-3211 if you have questions regarding comments on the financial statements and related matters.



      Sincerely,



      David R. Humphrey
      Branch Chief-Accountant


Via facsimile:  Alan Doyle, President and Director
	          	011 61 2 9239 6060

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Alan Doyle, President and Director
American Southwest Holdings, Inc.
September 26, 2005
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